Exhibit 12.1

Exhibit 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)

	Year Ended December 31,					For the six months ended June 30,

	1999	2000	2001	2002	2003	2003	2004
Earnings
Income (loss) from continuing operations before provision for income taxes, minority interest and extraordinary item	$(11,236)	$27,742	$94,604	180,886	221,665	108,024	132,076
Interest and amortization of deferred finance costs	116,491	127,370	94,548	62,860	71,092	33,683	37,260
Amortization of capitalized interest	57	113	193	287	370	175	212
Implicit rental interest expense	6,381	7,846	10,705	13,598	17,536	8,264	9,952

Total Earnings	$111,693	$163,071	$200,050	$257,631	$310,663	$150,146	$179,500

Fixed Charges
Interest and amortization of deferred finance costs	116,491	127,370	94,548	62,860	71,092	33,683	37,260
Capitalized Interest	1,400	2,493	3,100	3,500	2,300	851	1,443
Implicit rental interest expense	6,381	7,846	10,705	13,598	17,536	8,264	9,952

Total fixed charges	$124,272	$137,709	$108,353	$79,958	$90,928	$42,798	$48,655

Ratio of earnings to fixed charges(1)	—	1.18	1.85	3.22	3.42	3.51	3.69

(1)                   Earnings before fixed charges were insufficient to cover fixed charges by $12,579 for the year ended December 31, 1999.